# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silexion Therapeutics Corp, CIK 0002022416
CUSIP: G1281K130
Title of class of securities: Ordinary shares, par value $0.0135 per share
Address of issuer's principal executive offices: 12 Abba Hillel Road, Ramat-Gan, Israel (L3), 5250606
Date of event which requires filing of this statement: 09/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 244,771; sole dispositive power 0; shared dispositive power 244,771; aggregate amount beneficially owned 244,771 (9.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 244,771; sole dispositive power 0; shared dispositive power 244,771; aggregate amount beneficially owned 244,771 (9.99% of the class)
- INTRACOASTAL CAPITAL, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 244,771; sole dispositive power 0; shared dispositive power 244,771; aggregate amount beneficially owned 244,771 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Silexion Therapeutics Corp
Address of issuer's principal executive offices: 12 Abba Hillel Road, Ramat-Gan, Israel 5250606

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on September 11, 2025 (the "SPA") (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 12, 2025), each of the Reporting Persons may have been deemed to have beneficial ownership of 81,203 Ordinary Shares, which consisted of (i) 81,000 Ordinary Shares to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (ii) 203 Ordinary Shares issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA ("Intracoastal Warrant 1"), and all such Ordinary Shares represent beneficial ownership of approximately 9.99% of the Ordinary Shares, based on (1) 731,642 Ordinary Shares outstanding as of September 4, 2025, as reported by the Issuer, plus (2) 81,000 Ordinary Shares to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (3) 203 Ordinary Shares issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 81,297 Ordinary Shares issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Ordinary Shares, (II) 162,500 Ordinary Shares issuable upon exercise of a second warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA ("Intracoastal Warrant 2") because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Ordinary Shares, (III) 162,500 Ordinary Shares issuable upon exercise of a third warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Ordinary Shares and (IV) 32,100 Ordinary Shares issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 4") because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 519,600 Ordinary Shares.

(ii) As of the close of business on September 17, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 244,771 Ordinary Shares, which consisted of (i) 162,500 Ordinary Shares issuable upon exercise of Intracoastal Warrant 2 and (ii) 82,271 Ordinary Shares issuable upon exercise of Intracoastal Warrant 3, and all such Ordinary Shares represent beneficial ownership of approximately 9.99% of the Ordinary Shares, based on (1) 731,642 Ordinary Shares outstanding as of September 4, 2025, as reported by the Issuer, plus (2) 1,392,250 Ordinary Shares issued at the closing of the transaction contemplated by the SPA, (3) 81,500 Ordinary Shares issued to Intracoastal upon exercise of Intracoastal Warrant 1, (4) 162,500 Ordinary Shares issuable upon exercise of Intracoastal Warrant 2 and (5) 82,271 Ordinary Shares issuable upon exercise of Intracoastal Warrant 3. The foregoing excludes (I) 80,229 Ordinary Shares issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Ordinary Shares and (II) 32,100 Ordinary Shares issuable upon exercise of Intracoastal Warrant 4 because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 357,100 Ordinary Shares.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 244,771
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 244,771

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (09/17/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (09/17/2025)
- INTRACOASTAL CAPITAL, LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (09/17/2025)